767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 12, 2021

VIA EDGAR TRANSMISSION

Tony Watson

Angela Lumley

Stacey Peikin

Mara Ransom

Staff Attorneys

Office of Trade & Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Portillo’s Inc.
Registration Statement on Form S-1
Filed September 27, 2021
File No. 333-259810

Dear Mr. Watson, Ms. Lumley, Ms. Peikin and Ms. Ransom:

On behalf of our client, Portillo’s Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated October 6, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (CIK No. 0001871509) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Registration Statement on Form S-1 filed September 27, 2021

Prospectus Summary, page 1

1.

Please tell us your consideration of presenting operating income which is the most directly comparable GAAP financial measure to Restaurant-Level Adjusted EBITDA on pages 3 and 112. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 118 of the Registration Statement accordingly.

Risk Factors

As a controlled company, we will not be subject to all of the corporate governance rules of the Nasdaq, page 55

2.	Please affirmatively disclose the controlled company exemptions upon which you intend to rely following this offering.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 142 of the Registration Statement accordingly to make it clear that immediately following the offering the Company will not avail itself of any of the controlled company exemptions, but may do so in the future.

Registration Rights Agreement, page 154

3.	Provide a summary of the Registration Rights Agreement both here and under “The Offering” on page 19.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 162 of the Registration Statement accordingly.

The below comment from the Staff is copied from the Staff’s letter addressed to the Company, dated August 16, 2021.

In certain cases, payments under the Tax Receivable Agreement to the TRA Parties may be accelerated, page 46

11.

Please briefly describe the “certain mergers, assets sales, other forms of business combinations or other changes of control” that would accelerate payments under the Tax Receivable Agreement, and disclose the amount that would become due under the Tax Receivable Agreement under present conditions, if estimable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 54 and 55 of the Registration Statement accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Michelle Hook

Chief Financial Officer

Portillo’s Inc.

3